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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.       X
                 -------------        -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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            China Southern Airlines Company Limited (the "Company") on October
9, 2003 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the acquisition of four A330-200 aircraft by the Company. A copy of the English announcement is included in this Form 6-K of the Company.





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The Stock Exchange of Hong Kong takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ACQUISITION OF FOUR A330-200 AIRCRAFT

Summary

The Directors hereby announce that on September 29, 2003, the Company entered into the Aircraft Acquisition Agreement with Airbus, an independent third party, pursuant to which the Company has agreed to acquire four A330-200 aircraft (with accompanying engines). The Transaction will increase the Company's passenger transportation capacity and further strengthen the Company's flight service network.

The aggregate consideration for the Transaction is over 10% of the net tangible assets of the Company as published in its latest annual report for the year ended December 31, 2002. Accordingly, the Transaction is required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement of the Company.

THE AIRCRAFT ACQUISITION AGREEMENT

Dated:

September 29, 2003

Parties:

(i)   the Company; and

(ii)  Airbus, a third party independent of the Company and its subsidiaries, and

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their directors, supervisors, chief executive, substantial shareholders and their respective associates (as defined in the Listing Rules)

Aircraft to be acquired:

Four A330-200 aircraft (with accompanying engines)

Consideration:

The aggregate consideration for the acquisition of the Assets is above 10% of the net tangible assets of the Company based on its latest annual report for the year ended December 31, 2002. The net tangible assets of the Company as published in its latest annual report for the year ended December 31, 2002 are RMB11,129,853,000.

According to a letter dated September 29, 2003 issued by Airbus to the Company, the catalog price of an A330-200 aircraft (with Rolls Royce RB211-Trent 772B engines) is approximately US$132,727,484.

The aggregate consideration is payable wholly in cash and is determined after arm's length negotiation between the parties after taking into account, among other things, the aircraft series, equipment models and technical systems of the aircraft. The Board, including the independent non-executive Directors, considered that the consideration for the acquisitions of the Assets is fair and reasonable.

Payment terms:

The consideration for the Assets is payable by monthly instalment over a period of 10 years commencing from the date of delivery of the particular aircraft. All the four A330-200 aircraft will be delivered by the year 2005 to the Company.

Source of Funding:

The acquisitions in the Transactions will be wholly funded through commercial loans by PRC domestic banks. Such PRC domestic banks are and will be independent of the Company and its subsidiaries, and their directors, supervisors, chief executive, substantial shareholders and their respective associates (as defined in the Listing Rules).

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Reasons for and Benefits of the Transactions:

The Company's principal business is that of civil aviation. The Transaction will increase the Company's passenger transportation capacity and further strengthen the Company's flight service network. The Board considered that the Transactions are in the best interest of the Company and its shareholders as a whole.

Nature of Transaction:

Pursuant to a waiver dated March 22, 2002 granted by the Stock Exchange, a summary of which is set out in the Company's announcement dated March 25, 2002, instead of the net asset test and consideration test under Chapter 14 of the Listing Rules, in respect of the Company, the tests for determining notifiable transactions (except for connected transactions or share transactions) of the Company may be calculated by reference to the ATKs for aircraft being acquired by the Company as compared to the Company's aggregate fleet ATKs. As the ATKs for the Assets, when aggregated with the ATKs for all aircraft acquired by the Company during the last 12 months, represent only approximately 5% of the Company's aggregate fleet ATKs, the acquisition of the Assets and the Transaction do not constitute a discloseable transaction of the Company. Nevertheless, the Transaction is required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement of the Company.

Definitions:

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Airbus"     Airbus G.I.E.

"Aircraft Acquisition Agreement"     the Aircraft Acquisition Agreement dated
September 29, 2003 between the Company and Airbus for the acquisition by the Company of four A330-200 aircraft (with accompanying engines) from Airbus

"Assets"     the four A330-200 aircraft (with accompanying engines)

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"ATK"     Available Tonne Kilometer

"Board"   the board of Directors

"Company"    China Southern Airlines Company Limited

"Directors"  the directors of the Company

"Listing Rules" The Rules Governing the Listing of Securities on the Stock Exchange

"PRC"     the People's Republic of China

"Stock Exchange"     The Stock Exchange of Hong Kong Limited

"Transaction"     the transaction contemplated under the Aircraft Acquisition
Agreement

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
October 8, 2003
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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                          By           /s/   Su Liang
                                            ------------------------------------
                                            Name:        Su Liang
                                            Title:       Company Secretary


Date: October 10, 2003